Mullan Agritech, Inc.

(Formerly known as China ThermaTech, Inc.)

Quastisky Buildings, PO Box 4389

Road Town, Tortola, British Virgin Island

September 16, 2013

VIA EDGAR

Scott Anderegg, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	China ThermaTech, Inc.

Form 10-12G

Filed July 19, 2013

File No. 000-55007

Dear Mr. Anderegg:

We hereby submit the responses of Mullan Agritech, Inc. (Formerly known as China ThermaTech, Inc.) (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated August 15, 2013, to Mr. Haiping Ma of the Company with regard to the above-referenced Registration Statement on Form 10 filed on July 19, 2013 (the “Form 10”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 1 to the Form 10 (the “Form 10 Amendment No. 1”), filed with the Securities and Exchange Commission on September 16, 2013.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 10, as amended by the amendment(s).

General

1.	In your next amendment please number your pages.

Response: We have numbered the pages of Form 10 Amendment No. 1.

2.	Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Response: We are aware that the registration statement will become effective by operation of law 60 days from the date it was filed and that we will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We are also aware that the Staff may continue to comment on the registration statement after the effective date.

Forward Looking Statements

3.	We note your disclaimer of "any obligation to update or revise any forward-looking statements" contained in your registration statement. In light of your continuing disclosure obligations upon the effectiveness of this registration statement, please clarify this disclaimer.

Response: We have revised the Form 10 to remove such disclaimer.

Item 1. Business

4.	Your disclosure indicates you may acquire or merge with a business in any type of business. Further, we note your sole officer is not compensated and will not devote all of his time to the execution of your business plan. In that regard, please revise your disclosure to indicate if he holds positions in other businesses which present a conflict of interest when evaluating possible merger partners or other businesses you may consider for acquisition in the future. If so, please explain the nature of the potential conflict and whether you believe it will have a negative impact on any decisions made by management and the board of directors.

Response: We have revised Item 5 and 6 of the Form 10 to indicate that we do not believe that the positions that our sole officer and director holds with other businesses present a conflict of interest when evaluating possible merger partners or other businesses we may consider for acquisition in the future.

5.	Please revise your business disclosure to disclose that you have a wholly owned subsidiary, Advanced Environment Products Limited, and the purpose of having a wholly subsidiary incorporated in Hong Kong.

Response: We have revised the Form 10 to disclose our wholly owned subsidiary, Advanced Environment Products Limited, and describe the purpose of having a wholly subsidiary incorporated in Hong Kong.

6.	We note that according to your Articles of Association that you are a private company and there are limits on your activities, for example the number of shareholders you may have and that you may not engage in a public offering. Given the restrictions on a private company please disclose the impact of these restrictions, if any, on your ability to acquire or merge with a business.

Response: We amended and restated our Articles of Association on August 13, 2013. The amended and restated Articles of Association eliminates the provision that we are a private company and the limits on our activities that typically associate with a private company.

Item 15. Financial Statements and Exhibits

7.	Your page references to the annual financial statements do not appear correct. Please review and revise as necessary.

Response: We have revised the page references to the annual financial statement.

Report of Independent Registered Public Accounting Firm, page F-12

8.	It does not appear that your registered independent accountant has audited amounts from inception to the latest balance sheet date as the auditor's report does not reference such period. Please note that all annual periods including inception-to-date periods ending on the latest fiscal year-end should be covered by an auditor's opinion. Please ensure the inception-to-date period has been audited and is referenced as such in the auditor's report.

Response: We have included a revised auditor’s report in the Form 10 Amendment No.1.

Consolidated Statements of Operations and Comprehensive Income, page F-14

9.	Please tell us your consideration of disclosing on the face of the financial statements, or in the notes to the financial statements, the gross changes, along with the related tax expense or benefit, of unrealized foreign currency translation adjustment and any other classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

Response: We are a British Virgin Islands company with a wholly-owned subsidiary incorporated in Hong Kong. The “Unrealized foreign currency translation adjustment” on our consolidated statements of operations and comprehensive income is other comprehensive income from translating our Hong Kong subsidiary’s financial statements from the Hong Kong dollar to the US dollar. This adjustment is net of tax balance.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mullan Agritech, Inc.

By:/s/ Lirong Wang

Name: Lirong Wang

Title: President